September 13, 2005

Room 4561

Steven Lampert
President, Chief Executive Officer, Chief Financial Officer and
Chairman
PowerChannel, Inc.
16 North Main Street, Suite 395
New City, New York 10956

Re:	PowerChannel, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
	File No. 000-22954

Dear Mr. Lampert:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your auditor`s report refers to other auditors with regards to the financial statements for PowerChannel Europe Plc for the year ending December 31, 2004. However, your Form 10-KSB does not include the report of the other auditor. Tell us how you have considered Rule 2-05 of Regulation S-X.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3730 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Brad Skinner
Branch Chief



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Steven Lampert
PowerChannel, Inc.
September 13, 2005
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